Exhibit 99.115

Enthusiast Gaming Signs Integrated Partnership with TikTok

Partnership to create custom content leveraging media advertising, esports sponsorships, influencer marketing, and entertainment activations across Enthusiast Gaming’s diversified fan engagement platforms

TORONTO, March 22, 2021 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (TSX:EGLX)(OTCQB: ENGMF) (FSE:2AV), (“Enthusiast Gaming” or the “Company”) the largest gaming media platform in North America, reaching over 300 million monthly video game and esports fans worldwide, is excited to announce that it has signed an integrated partnership deal with TikTok, the leading destination for short-form mobile video. TikTok will leverage Enthusiast Gaming’s vast platform of video game and esports fan communities to help drive adoption and bridge the integration of TikTok within the gaming and esports industry.

The deal is building on the recent success of TikTok’s and Enthusiast Gaming's partnership at EGLX Digital 2020 virtual expo in November 2020. The expo drew over 12 million views across 53 hours of livestreaming content from November 10-13, 2020.

Partnership activations to be rolled out across Enthusiast Gaming’s platform include:

•	Product and logo placement and promotional activity with Luminosity Gaming influencers, social media and a soon to be released video series microsite

•	Production of high-impact, co-branded rich media including launch teasers and custom promo video content to be broadcast on Luminosity Gaming’s Twitch account, social media channels and Enthusiast Gaming media properties

“We are delighted to be partnering with TikTok, a revolutionary company that is dominating mobile media, to provide them with an integrated approach to increase awareness and engagement by delivering unique and creative content to our loyal fan communities,” commented Adrian Montgomery, CEO of Enthusiast Gaming. “Our recognition by Comscore as the largest mobile entity in the United States in the Gaming Information category validates the extensive reach we have into the elusive Gen Z and Millennial gaming market. We are excited to work together to create value for the TikTok community.”

About Enthusiast Gaming

Enthusiast Gaming is building the world’s largest media platform of communities for gamers and esports fans that reaches over 300 million gaming enthusiasts on a monthly basis. Already the largest gaming platform in North America and the United Kingdom, the Company’s business is comprised of four main pillars: Esports, Content, Talent and Entertainment. Enthusiast Gaming’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Enthusiast Gaming’s gaming content division includes 2 of the top 20 gaming media and entertainment video brands with BCC Gaming and Arcade Cloud, reaching more than 50MM unique viewers a month across 9 YouTube pages, 8 Snapchat shows and related Facebook, Instagram and TikTok accounts. Its 100 gaming-related websites including The Sims Resource, Destructoid, and The Escapist collectively generate approximately 1 billion page views monthly. Enthusiast Gaming’s talent division works with nearly 1,000 YouTube creators generating nearly 3 billion views a month working with leading gamer talent such as Pokimane, Flamingo, Anomaly, and The Sidemen. Enthusiast Gaming’s entertainment business includes Canada’s largest gaming expo, EGLX (eglx.com), and the largest mobile gaming event in Europe, Pocket Gamer Connects (pgconnects.com). For more information on the Company visit enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

About TikTok

TikTok is the leading destination for short-form mobile video. Our mission is to inspire creativity and bring joy. TikTok has global offices including Toronto, Los Angeles, Silicon Valley, New York, London, Paris, Berlin, Dubai, Mumbai, Singapore, Jakarta, Seoul, and Tokyo. www.tiktok.com

Contacts

Investor Relations:

Eric Bernofsky, Chief Corporate Officer, Enthusiast Gaming

investor@enthusiastgaming.com

Media Relations:

Carmela Antolino, Provident Communications

carmela@providentcomms.com

647-287-2286

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to statements relating to planned partnership activities of Enthusiast Gaming.

Forward-looking statements are based on assumptions, including expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success of the esports and gaming media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks related risks associated with general economic conditions; adverse industry events; future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive and other risks set out in Enthusiast Gaming’s public disclosure record filed under the Company’s profile on www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.